

Mail Stop 4720

October 24, 2017

DeVan D. Ard, Jr.
President and Chief Executive Officer
Commerce Union Bancshares, Inc.
1736 Carothers Parkway, Suite 100
Brentwood, TN 37027

> **Re: Commerce Union Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 17, 2017**
> **File No. 333-220991**

Dear Mr. Ard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Elizabeth W. Sims, Esq.